Exhibit 99.1

NEWS RELEASE

Toronto, April 19, 2021
(in U.S. dollars unless otherwise noted)

Franco-Nevada Launches 2021 ESG Report and Asset Handbook

Franco-Nevada Corporation is pleased to announce publication of its 2021 Environmental, Social and Governance (“ESG”) Report and 2021 Asset Handbook. “We are proud to report on Franco-Nevada’s sector leading ESG performance and our new programs and commitments that we believe will continue this leadership,” said Paul Brink, President and CEO. “We strive to increase the quality of our Asset Handbook each year knowing it is a helpful resource for analysts and investors on our diverse asset base.”

ESG Report

Our annual ESG Report outlines our accomplishments in 2020 and our commitments to continue improving our ESG performance. Highlights of the report include:

Rankings:

•	Ranked #1 by Sustainalytics of 84 precious metals companies and “AA” by MSCI
•	High rankings by ISS ESG (Prime) and by The Globe and Mail Board Games

Diversity and Inclusion:

•	Achieving our goal of 30% women directors in 2021
•	Adopted new goal of 40% diverse representation at the Board and top leadership levels
•	Signatory to the BlackNorth pledge and sponsor of The Prosperity Project
•	Initiated diversity scholarships

Responsible Mining:

•	Enhanced ESG due diligence in reviewing potential investments
•	Committed to and encouraging operator adoption of WGC Responsible Gold Mining Principles
•	UN Global Compact participant

Community Initiatives:

•	Increased commitments to community programs
•	COVID-19 support for mining industry bodies and our own local communities

Climate Change:

•	Achieved carbon neutral operations in 2020
•	Diverse portfolio and business model provide climate change resilience
•	Increased focus on climate impact and risk in ESG due diligence
•	Seeking to assist our operators to reduce their climate impact

Transparency:

•	First year of disclosure aligned with the TCFD and SASB frameworks
•	ESG Report now includes operators’ publicly reported carbon emissions data

Asset Handbook

Franco-Nevada is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of royalties and streams by commodity, operator, geography, revenue type and stage of project. The 2021 Asset Handbook provides an overview of the portfolio including past performance, descriptions of the more significant assets, outlooks for individual assets supporting our guidance and details of the underlying Reserves and Resources associated with the more significant assets.

Performance:

•	Since our 2007 IPO, absolute return of over 860% and a compounded annual growth rate approaching 20%
•	2020 Revenue exceeded $1 billion for the first time
•	Company generated >$800 million in annual operating cash flow
•	Quarterly dividend increased 15.4% to $0.30/share
•	Fourteen consecutive years of dividend increases with approximately $1.5 billion paid

Reserves and Resources:

•	9% increase to 11.0 million Royalty Ounces based on P&P Reserves
•	10% increase to 16.2 million Royalty Ounces based on M&I Resources

Portfolio:

•	401 assets of which 99 are revenue generating
•	Cobre Panama became a cornerstone revenue source in 2020
•	Diverse portfolio with no one asset or operator exceeding 13% of revenues
•	91% of revenue in 2020 from gold and gold equivalents (70% gold, 11% silver, 8% PGMs, 2% other mining)

Outlook:

•	Near term growth driven by Cobre Panama expansion, other mine expansions and new acquisitions
•	Longer term growth is supplemented by robust organic portfolio growth including in exploration successes, further mine expansions and new mine developments
•	Diverse portfolio supporting strong growth outlook reflected in 2021 and five year guidance
•	Good pipeline for further investments

Franco-Nevada management will discuss the key items in the above reports during the Virtual Analyst Day webcast scheduled today between 10:00 am ET to 12:00 pm ET.

Virtual Analyst Day Webcast:	April 19th at 10:00 am ET to 12:00 pm ET
Dial-in Numbers:	North American Toll Free: 1-888-390-0546 Local and International: 416-764-8688
Webcast URL:	www.franco-nevada.com
Replay (available until April 26th):	North American Toll Free: 1-888-390-0541 Local and International: 416-764-8677 Pass code: 475883 #

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Candida Hayden
Corporate Affairs
416-306-6323
info@franco-nevada.com